SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS

Current assets:		
Cash and cash equivalents	$	418,673
Accounts receivable		140,395
Clearing deposit		25,000
Prepaid expenses		11,424
Investment account		155,205
Total current assets		750,697
Property and equipment (net of accumulated depreciation of $17,293		6,435
Total assets	$	757,132

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	67,906
Accrued expenses		47,849
Total liabilities		115,755
Stockholders' equity:		
Common stock, no par value, authorized 2,000,000 shares, 2,000,000 shares issued and outstanding		795,000
Additional paid-in capital		746,000
Accumulated deficit		(899,623)
Total stockholders' equity		641,377
Total liabilities and stockholders' equity	$	757,132